Registration No.  333-41380
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 446

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 20 , 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 4
                COMMUNICATIONS SELECT PORTFOLIO, SERIES 7
                    ENERGY SELECT PORTFOLIO, SERIES 8
              FINANCIAL SERVICES SELECT PORTFOLIO, SERIES 8
                  INTERNET SELECT PORTFOLIO, SERIES 11
                 NEW E-CONOMY SELECT PORTFOLIO, SERIES 3
               PHARMACEUTICAL SELECT PORTFOLIO, SERIES 10
                 TECHNOLOGY SELECT PORTFOLIO, SERIES 13
                    BIOTECHNOLOGY PORTFOLIO, SERIES 4
                   COMMUNICATIONS PORTFOLIO, SERIES 7
                       ENERGY PORTFOLIO, SERIES 8
                 FINANCIAL SERVICES PORTFOLIO, SERIES 8
                      INTERNET PORTFOLIO, SERIES 11
                    NEW E-CONOMY PORTFOLIO, SERIES 3
                   PHARMACEUTICAL PORTFOLIO, SERIES 10
                     TECHNOLOGY PORTFOLIO, SERIES 13

                                 FT 446

FT 446 is a series of a unit investment trust, the FT Series. FT 446 consists of 16 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is July 20, 2000

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           30
Portfolios                                              31
Risk Factors                                            36
Public Offering                                         39
Distribution of Units                                   41
The Sponsor's Profits                                   42
The Secondary Market                                    42
How We Purchase Units                                   43
Expenses and Charges                                    43
Tax Status                                              44
Retirement Plans                                        45
Rights of Unit Holders                                  45
Income and Capital Distributions                        46
Redeeming Your Units                                    47
Removing Securities from a Trust                        48
Amending or Terminating the Indenture                   48
Information on the Sponsor, Trustee and Evaluator       49
Other Information                                       50

                      Summary of Essential Information

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                                Financial
                                                             Biotechnology    Communications   Energy           Services
                                                             Select Portfolio Select Portfolio Select Portfolio Select Portfolio
                                                             Series 4         Series 7         Series 8         Series 8
                                                             __________       __________       _________        ________________
Initial Number of Units (1)                                      14,849           14,987          14,935           14,936
Fractional Undivided Interest
    in the Trust per Unit (1)                                  1/14,849         1/14,987        1/14,935         1/14,936
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $    9.900       $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of 3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $     .325       $     .325       $     .325       $     .325
    Less Deferred Sales Charge per Unit                      $    (.225)      $    (.225)      $    (.225)      $    (.225)
Public Offering Price per Unit (4)                           $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.675       $    9.675       $    9.675       $    9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $    9.675       $    9.675       $    9.675       $    9.675
Cash CUSIP Number                                            30265R 107       30265R 149       30265R 180       30265R 222
Reinvestment CUSIP Number                                    30265R 115       30265R 156       30265R 198       30265R 230
Fee Accounts Cash CUSIP Number                               30265R 123       30265R 164       30265R 206       30265R 248
Fee Accounts Reinvestment CUSIP Number                       30265R 131       30265R 172       30265R 214       30265R 255
Security Code                                                     59180            59160            59164            59168

First Settlement Date                         July 25, 2000
Mandatory Termination Date (6)                January 21, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                       Summary of Essential Information

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                              New
                                                             Internet         e-conomy          Pharmaceutical   Technology
                                                             Select Portfolio Select Portfolio  Select Portfolio Select Portfolio
                                                             Series 11        Series 3          Series 10        Series 13
                                                             __________       ________________  __________       ________________
Initial Number of Units (1)                                      14,914           14,849            14,936           14,815
Fractional Undivided Interest
    in the Trust per Unit (1)                                  1/14,914         1/14,849          1/14,936         1/14,815
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $    9.900       $    9.900        $    9.900       $    9.900
    Maximum Sales Charge of 3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $     .325       $     .325        $     .325       $     .325
    Less Deferred Sales Charge per Unit                      $    (.225)      $    (.225)       $    (.225)      $    (.225)
Public Offering Price per Unit (4)                           $   10.000       $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.675       $    9.675        $    9.675       $    9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $    9.675       $    9.675        $    9.675       $    9.675
Cash CUSIP Number                                            30265R 263       30265R 305        30265R 347       30265R 388
Reinvestment CUSIP Number                                    30265R 271       30265R 313        30265R 354       30265R 396
Fee Accounts Cash CUSIP Number                               30265R 289       30265R 321        30265R 362       30265R 404
Fee Accounts Reinvestment CUSIP Number                       30265R 297       30265R 339        30265R 370       30265R 412
Security Code                                                     59172            59174             59156            59184

First Settlement Date                       July 25, 2000
Mandatory Termination Date (6)              January 21, 2002
Income Distribution Record Date             Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                       Summary of Essential Information

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                              Financial
                                                          Biotechnology    Communications    Energy           Services
                                                          Portfolio        Portfolio         Portfolio        Portfolio
                                                          Series 4         Series 7          Series 8         Series 8
                                                          ___________      ___________       ___________      ___________
Initial Number of Units (1)                                   14,849           14,987            14,935           14,936
Fractional Undivided Interest
   in the Trust per Unit (1)                                1/14,849         1/14,987          1/14,935         1/14,936
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                          $    9.900       $    9.900        $    9.900       $    9.900
   Maximum Sales Charge of 4.40% of the Public Offering
      Price per Unit (4.444% of the net amount invested,
      exclusive of the deferred sales charge) (3)         $     .440       $     .440        $     .440       $     .440
   Less Deferred Sales Charge per Unit                    $    (.340)      $    (.340)       $    (.340)      $    (.340)
Public Offering Price per Unit (4)                        $   10.000       $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.560       $    9.560        $    9.560       $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)          $    9.560       $    9.560        $    9.560       $    9.560
Cash CUSIP Number                                         30265R 420       30265R 461        30265R 503       30265R 545
Reinvestment CUSIP Number                                 30265R 438       30265R 479        30265R 511       30265R 552
Fee Accounts Cash CUSIP Number                            30265R 446       30265R 487        30265R 529       30265R 560
Fee Accounts Reinvestment CUSIP Number                    30265R 453       30265R 495        30265R 537       30265R 578
Security Code                                                  59178            59158             59162            59166

First Settlement Date                  July 25, 2000
Mandatory Termination Date (6)         July 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 446


At the Opening of Business on the Initial Date of Deposit-July 20, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Internet        New e-conomy    Pharmaceutical   Technology
                                                             Portfolio       Portfolio       Portfolio        Portfolio
                                                             Series 11       Series 3        Series 10        Series 13
                                                             ___________     ___________     ___________      ___________
Initial Number of Units (1)                                      14,914          14,849          14,936           14,815
Fractional Undivided Interest
   in the Trust per Unit (1)                                   1/14,914        1/14,849        1/14,936         1/14,815
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                             $    9.900      $    9.900      $    9.900       $    9.900
   Maximum Sales Charge of 4.40% of the Public Offering
      Price per Unit (4.444% of the net amount invested,
      exclusive of the deferred sales charge) (3)            $     .440      $     .440      $     .440       $     .440
   Less Deferred Sales Charge per Unit                       $    (.340)     $    (.340)     $    (.340)      $    (.340)
Public Offering Price per Unit (4)                           $   10.000      $   10.000      $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.560      $    9.560      $    9.560       $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)             $    9.560      $    9.560      $    9.560       $    9.560
Cash CUSIP Number                                            30265R 586      30265R 628      30265R 669       30265R 701
Reinvestment CUSIP Number                                    30265R 594      30265R 636      30265R 677       30265R 719
Fee Accounts Cash CUSIP Number                               30265R 602      30265R 644      30265R 685       30265R 727
Fee Accounts Reinvestment CUSIP Number                       30265R 610      30265R 651      30265R 693       30265R 735
Security Code                                                     59170           59176           59218            59182

First Settlement Date                  July 25, 2000
Mandatory Termination Date (6)         July 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                               Select
                                                                               Portfolio Series        Portfolio Series
                                                                               ____________________    ____________________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                           3.25%       $.325       4.40%       $.440
                                                                               =======     =======     =======     =======
Initial sales charge (paid at time of purchase)                                1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge (paid in installments or at redemption)                  2.25%(b)     .225       3.40%(b)     .340

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                   .260%(c)    $.0260      .225%(c)    $.0225
                                                                               =======     =======     =======     =======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .081%       $.0080      .100%       $.0098
Creation and development fee                                                   .350%(e)     .0347      .350%(e)     .0343
Trustee's fee and other operating expenses                                     .118%(f)     .0117      .152%(f)     .0149
                                                                               ______      ______      ______      ______
Total                                                                          .549%       $.0544      .602%       $.0590
                                                                               =======     =======     =======     =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                    1 Year   18 Months(g)   3 Years   5 Years
                                    ______   __________     _______   _______
Select Portfolio Series             $406     $434           $ -       $ -
Portfolio Series                     523      N.A.           645       779

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% for each Select Portfolio Series and 4.40% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing February 20, 2001.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) With the exception of the creation and development fee, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than 1.00% in the case of each Select Portfolio Series or more than 2.85% in the case of each Portfolio Series of a Unit holder's initial investment.

(f) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trusts' registration statements. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 446


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 446, comprised of the Biotechnology Select Portfolio, Series 4; Communications Select Portfolio, Series 7; Energy Select Portfolio, Series 8; Financial Services Select Portfolio, Series 8; Internet Select Portfolio, Series 11; New e-conomy Select Portfolio, Series 3; Pharmaceutical Select Portfolio, Series 10; Technology Select Portfolio, Series 13; Biotechnology Portfolio, Series 4; Communications Portfolio, Series 7; Energy Portfolio, Series 8; Financial Services Portfolio, Series 8; Internet Portfolio, Series 11; New e-conomy Portfolio, Series 3; Pharmaceutical Portfolio, Series 10; and Technology Portfolio, Series 13 as of the opening of business on July 20, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on July 20, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 446, comprised of the Biotechnology Select Portfolio, Series 4; Communications Select Portfolio, Series 7; Energy Select Portfolio, Series 8; Financial Services Select Portfolio, Series 8; Internet Select Portfolio, Series 11; New e-conomy Select Portfolio, Series 3; Pharmaceutical Select Portfolio, Series 10; Technology Select Portfolio, Series 13; Biotechnology Portfolio, Series 4; Communications Portfolio, Series 7; Energy Portfolio, Series 8; Financial Services Portfolio, Series 8; Internet Portfolio, Series 11; New e-conomy Portfolio, Series 3; Pharmaceutical Portfolio, Series 10; and Technology Portfolio, Series 13 at the opening of business on July 20, 2000 in conformity with accounting principles generally accepted in the United States.



                                                  ERNST & YOUNG LLP


Chicago, Illinois
July 20, 2000

                          Statements of Net Assets

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                                             Financial
                                                      Biotechnology     Communications      Energy           Services
                                                      Select Portfolio  Select Portfolio    Select Portfolio Select Portfolio
                                                      Series 4          Series 7            Series 8         Series 8
                                                      __________        ____________        __________       ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $147,005          $148,373            $147,858         $147,868
Less liability for reimbursement to Sponsor
     for organization costs (3)                           (386)             (390)               (388)            (388)
Less liability for deferred sales charge (4)            (3,341)           (3,372)             (3,360)          (3,361)
                                                      ________          ________            ________         ________
Net assets                                            $143,278          $144,611            $144,110         $144,119
                                                      ========          ========            ========         ========
Units outstanding                                       14,849            14,987              14,935           14,936

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $148,490          $149,872            $149,352         $149,361
Less maximum sales charge (5)                           (4,826)           (4,871)             (4,854)          (4,854)
Less estimated reimbursement to Sponsor
     for organization costs (3)                           (386)             (390)               (388)            (388)
                                                      ________          ________            ________         ________
Net assets                                            $143,278          $144,611            $144,110         $144,119
                                                      ========          ========            ========         ========
______________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                        New                                   Technology
                                                       Internet         e-conomy           Pharmaceutical     Select
                                                       Select Portfolio Select Portfolio   Select Portfolio   Portfolio
                                                       Series 11        Series 3           Series 10          Series 13
                                                       __________       ____________        ___________       __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                     $147,647         $147,008            $147,869          $146,670
Less liability for reimbursement to Sponsor
     for organization costs (3)                            (388)            (386)               (388)             (385)
Less liability for deferred sales charge (4)             (3,356)          (3,341)             (3,361)           (3,333)
                                                       ________         ________            ________          ________
Net assets                                             $143,903         $143,281            $144,120          $142,952
                                                       ========         ========            ========          ========
Units outstanding                                        14,914           14,849              14,936            14,815

ANALYSIS OF NET ASSETS
Cost to investors (5)                                  $149,138         $148,493            $149,362          $148,152
Less maximum sales charge (5)                            (4,847)          (4,826)             (4,854)           (4,815)
Less estimated reimbursement to Sponsor
     for organization costs (3)                            (388)            (386)               (388)             (385)
                                                       ________         ________            ________          ________
Net assets                                             $143,903         $143,281            $144,120          $142,952
                                                       ========         ========            ========          ========
______________

See "Notes to Statements of Net Assets" on page 12.

                        Statements of Net Assets

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                                           Financial
                                                    Biotechnology     Communications     Energy            Services
                                                    Portfolio         Portfolio          Portfolio         Portfolio
                                                    Series 4          Series 7           Series 8          Series 8
                                                    __________        ___________        __________        __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                  $147,005          $148,373           $147,858          $147,868
Less liability for reimbursement to Sponsor
     for organization costs (3)                         (334)             (337)              (336)             (336)
Less liability for deferred sales charge (4)          (5,049)           (5,096)            (5,078)           (5,078)
                                                    ________          ________           ________          ________
Net assets                                          $141,622          $142,940           $142,444          $142,454
                                                    ========          ========           ========          ========
Units outstanding                                     14,849            14,987             14,935            14,936

ANALYSIS OF NET ASSETS
Cost to investors (5)                               $148,490          $149,871           $149,351          $149,362
Less maximum sales charge (5)                         (6,534)           (6,594)            (6,571)           (6,572)
Less estimated reimbursement to Sponsor
     for organization costs (3)                         (334)             (337)              (336)             (336)
                                                    ________          ________           ________          ________
Net assets                                          $141,622          $142,940           $142,444          $142,454
                                                    ========          ========           ========          ========
______________

See "Notes to Statements of Net Assets" on page 12.

                            Statements of Net Assets

                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                     Internet         New                  Pharmaceutical   Technology
                                                     Portfolio        e-conomy             Portfolio        Portfolio
                                                     Series 11        Portfolio, Series 3  Series 10        Series 13
                                                     __________       ____________         __________       __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                   $147,647         $147,008             $147,869         $146,670
Less liability for reimbursement to Sponsor
     for organization costs (3)                          (336)            (334)                (336)            (333)
Less liability for deferred sales charge (4)           (5,071)          (5,049)              (5,078)          (5,037)
                                                     ________         ________             ________         ________
Net assets                                           $142,240         $141,625             $142,455         $141,300
                                                     ========         ========             ========         ========
Units outstanding                                      14,914           14,849               14,936           14,815

ANALYSIS OF NET ASSETS
Cost to investors (5)                                $149,138         $148,493             $149,363         $148,152
Less maximum sales charge (5)                          (6,562)          (6,534)              (6,572)          (6,519)
Less estimated reimbursement to Sponsor
     for organization costs (3)                          (336)            (334)                (336)            (333)
                                                     ________         ________             ________         ________
Net assets                                           $142,240         $141,625             $142,455         $141,300
                                                     ========         ========             ========         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $3,200,000 will be allocated among each of the 16 Trusts in FT 446, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for each Select Portfolio Series, or $.340 per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on February 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2001. If you redeem your Units before June 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

                Biotechnology Select Portfolio, Series 4
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage      Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share        the Trust (2)
_________    _____________________________________                                _________       ______       _____________
             Biotech
             ________
 26          AFFX       Affymetrix, Inc.                                          3.26%           $184.375     $  4,794
 67          AMGN       Amgen Inc.                                                3.35%             73.438        4,920
210          BCHE       BioChem Pharma Inc. (3)                                   3.36%             23.500        4,935
 78          BGEN       Biogen, Inc.                                              3.29%             62.063        4,841
 53          CORR       COR Therapeutics, Inc.                                    3.36%             93.313        4,946
 50          CRA        Celera Genomics                                           3.32%             97.688        4,884
 96          CHIR       Chiron Corporation                                        3.27%             50.125        4,812
117          CRGN       CuraGen Corporation                                       3.37%             42.313        4,951
101          ENZN       Enzon, Inc.                                               3.24%             47.188        4,766
 33          DNA        Genentech, Inc.                                           3.37%            150.125        4,954
 77          GENZ       Genzyme Corporation (General Division)                    3.34%             63.688        4,904
 32          HGSI       Human Genome Sciences, Inc.                               3.28%            150.750        4,824
 41          IDPH       IDEC Pharmaceuticals Corporation                          3.33%            119.500        4,900
 84          IMNX       Immunex Corporation                                       3.31%             57.875        4,861
 50          INCY       Incyte Genomics, Inc.                                     3.18%             93.375        4,669
 71          IVGN       Invitrogen Corporation                                    3.33%             69.000        4,899
 73          MEDI       MedImmune, Inc.                                           3.35%             67.500        4,928
 43          MLNM       Millennium Pharmaceuticals, Inc.                          3.26%            111.313        4,786
120          PCOP       Pharmacopeia, Inc.                                        3.46%             42.375        5,085
 30          PDLI       Protein Design Labs, Inc.                                 3.32%            162.500        4,875

             Pharmaceuticals
             _____________
 90          AHP        American Home Products Corporation                        3.38%             55.250        4,972
 66          ADRX       Andrx Corporation                                         3.36%             74.938        4,946
 95          BMY        Bristol-Myers Squibb Company                              3.38%             52.375        4,976
 91          GLX        Glaxo Wellcome Plc (ADR)                                  3.38%             54.563        4,965
 53          JNJ        Johnson & Johnson                                         3.36%             93.188        4,939
 49          LLY        Eli Lilly and Company                                     3.35%            100.500        4,924
 75          MRK        Merck & Co., Inc.                                         3.32%             65.063        4,880
129          NVS        Novartis AG (ADR)                                         3.36%             38.313        4,942
110          PFE        Pfizer Inc.                                               3.37%             45.000        4,950
112          SGP        Schering-Plough Corporation                               3.39%             44.438        4,977
                                                                                  ______                       ________
                               Total Investments                                   100%                        $147,005
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 29.

                           Schedule of Investments

                Communications Select Portfolio, Series 7
                                 FT 446


At the Opening of Business on the Initial Date of Deposit-July 20, 2000


                                                                                   Percentage      Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate    Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price  Share       the Trust (2)
_________     _____________________________________                                _________       ______      _____________
              Communications Services (Domestic)
              _____________________________
110           Q          Qwest Communications International Inc.                     4%            $ 54.750    $  6,022
135           SBC        SBC Communications Inc.                                     4%              43.688       5,898
124           VZ         Verizon Communications                                      4%              46.938       5,820
127           WCOM       WorldCom, Inc.                                              4%              46.250       5,874

              Communications Services (Foreign)
              _____________________________
107           DT         Deutsche Telekom AG (ADR)                                   4%              54.875       5,872
 43           TI         Telecom Italia SpA (ADR)                                    4%             136.750       5,880
 87           TEF        Telefonica S.A. (ADR)                                       4%              67.625       5,883
107           TMX        Telefonos de Mexico S.A. (ADR)                              4%              56.188       6,012

              Communications Equipment
              ______________________
157           ADCT       ADC Telecommunications, Inc.                                4%              37.813       5,937
 93           LU         Lucent Technologies Inc.                                    4%              64.688       6,016
 77           NT         Nortel Networks Corporation (3)                             4%              76.813       5,915
 90           TLAB       Tellabs, Inc.                                               4%              68.188       6,137

              Fiber Optics
              __________
 22           GLW        Corning Incorporated                                        4%             269.313       5,925
 55           JDSU       JDS Uniphase Corporation                                    4%             106.688       5,868

              Networking Products
              _________________
 89           CSCO       Cisco Systems, Inc.                                         4%              66.813       5,946
 64           CMTN       Copper Mountain Networks, Inc.                              4%              95.313       6,100
 37           JNPR       Juniper Networks, Inc.                                      4%             156.063       5,774

              Wireless Communications
              _____________________
 62           CMVT       Comverse Technology, Inc.                                   4%              95.188       5,902
278           ERICY      L.M. Ericsson AB (ADR)                                      4%              21.250       5,907
161           MOT        Motorola, Inc.                                              4%              36.500       5,877
112           NOK        Nokia Oy (ADR)                                              4%              52.813       5,915
 43           NTDMY      NTT DoCoMo, Inc. (ADR)                                      4%             143.000       6,149
 94           QCOM       QUALCOMM Incorporated                                       4%              63.000       5,922
 92           PCS        Sprint Corp.  (PCS Group)                                   4%              63.875       5,877
127           VOD        Vodafone AirTouch Plc (ADR)                                 4%              46.813       5,945
                                                                                  _____                        ________
                               Total Investments                                   100%                        $148,373
                                                                                  =====                        ========
_____________

See "Notes to Schedules of Investments" on page 29.

                           Schedule of Investments

                    Energy Select Portfolio, Series 8
                                 FT 446


 At the Opening of Business on the Initial Date of Deposit-July 20, 2000


                                                                                   Percentage     Market     Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share      the Trust (2)
_________     _____________________________________                                _________      ______     _____________
              Natural Gas
              __________
 80           CGP        The Coastal Corporation                                   3.34%          $61.813    $  4,945
 63           DYN        Dynegy Inc.                                               3.29%           77.188       4,863
 95           EPG        El Paso Energy Corporation                                3.35%           52.188       4,958
 69           ENE        Enron Corp.                                               3.39%           72.563       5,007
117           WMB        The Williams Companies, Inc.                              3.36%           42.500       4,973

              Oil & Gas-Drilling
              ______________
174           GLM        Global Marine Inc.                                        3.32%           28.250       4,916
110           NBR        Nabors Industries, Inc.                                   3.32%           44.563       4,902
114           NE         Noble Drilling Corporation                                3.34%           43.250       4,931
143           SDC        Santa Fe International Corporation                        3.37%           34.813       4,978
 96           RIG        Transocean Sedco Forex, Inc.                              3.37%           51.938       4,986

              Oil & Gas-Exploration & Production
              ___________________________
101           APC        Anadarko Petroleum Corporation                            3.29%           48.188       4,867
170           BRR        Barrett Resources Corporation                             3.33%           29.000       4,930
138           BR         Burlington Resources Inc.                                 3.30%           35.375       4,882
159           EOG        EOG Resources, Inc.                                       3.33%           30.938       4,919
232           VPI        Vintage Petroleum, Inc.                                   3.19%           20.313       4,713

              Oil-Field Services
              ______________
 74           BJS        BJ Services Company                                       3.35%           66.938       4,953
148           BHI        Baker Hughes Incorporated                                 3.34%           33.375       4,940
110           HAL        Halliburton Company                                       3.34%           44.938       4,943
 65           SLB        Schlumberger Limited                                      3.34%           76.063       4,944
138           TDW        Tidewater Inc.                                            3.31%           35.438       4,890
118           WFT        Weatherford International, Inc.                           3.38%           42.313       4,993

              Oil-Integrated
              ___________
 92           BPA        BP Amoco Plc (ADR)                                        3.34%           53.688       4,939
 60           CHV        Chevron Corporation                                       3.32%           81.938       4,916
221           COC/A      Conoco Inc. (Class A)                                     3.33%           22.250       4,917
 92           E          ENI SpA (ADR)                                             3.34%           53.750       4,945
 63           XOM        Exxon Mobil Corporation                                   3.36%           78.813       4,965
 83           RD         Royal Dutch Petroleum Company (3)                         3.34%           59.438       4,933
 97           TX         Texaco Inc.                                               3.37%           51.313       4,977
 66           TOT        Total Fina Elf SA (ADR)                                   3.33%           74.500       4,917

              Oil-Refining & Marketing
              ___________________
167           TOS        Tosco Corporation                                         3.32%           29.438       4,916
                                                                                  _______                    ________
                               Total Investments                                    100%                     $147,858
                                                                                  ======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

              Financial Services Select Portfolio, Series 8
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage     Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price Share       the Trust (2)
_________     _____________________________________                               _________      ______      _____________
              Banks & Thrifts
              _________________
108           BAC        Bank of America Corporation                               3.37%         $ 46.125    $  4,981
 98           CMB        The Chase Manhattan Corporation                           3.36%           50.688       4,967
234           FSR        Firstar Corporation                                       3.33%           21.063       4,929
136           FBF        Fleet Boston Financial Corporation                        3.31%           36.000       4,896
 65           NTRS       Northern Trust Corporation                                3.32%           75.563       4,912
 46           STT        State Street Corporation                                  3.33%          107.125       4,928
159           WM         Washington Mutual, Inc.                                   3.33%           30.938       4,919
117           WFC        Wells Fargo & Company                                     3.34%           42.188       4,936

              Financial Services
              _________________
 89           AXP        American Express Company                                  3.31%           55.063       4,901
 93           COF        Capital One Financial Corporation                         3.35%           53.250       4,952
 72           C          Citigroup Inc.                                            3.31%           67.875       4,887
 97           FNM        Fannie Mae                                                3.29%           50.125       4,862
110           HI         Household International, Inc.                             3.37%           45.250       4,977
 76           ING        ING Groep N.V. (3)                                        3.35%           65.125       4,949
157           KRB        MBNA Corporation                                          3.36%           31.688       4,975
 52           PVN        Providian Financial Corporation                           3.36%           95.500       4,966

              Insurance
              _________________
101           AFL        AFLAC Incorporated                                        3.35%           49.000       4,949
 41           AIG        American International Group, Inc.                        3.31%          119.250       4,889
 45           MMC        Marsh & McLennan Companies, Inc.                          3.35%          110.000       4,950
138           NFS        Nationwide Financial Services, Inc. (Class A)             3.28%           35.125       4,847

              Investment Services
              _________________
383           AMTD       Ameritrade Holding Corporation (Class A)                  3.30%           12.750       4,883
104           DLJ        Donaldson, Lufkin & Jenrette, Inc.                        3.33%           47.375       4,927
100           EV         Eaton Vance Corp.                                         3.37%           49.813       4,981
 49           GS         The Goldman Sachs Group, Inc.                             3.34%          100.875       4,943
160           NITE       Knight Trading Group, Inc.                                3.33%           30.750       4,920
 46           LEH        Lehman Brothers Holdings Inc.                             3.33%          107.125       4,928
 40           MER        Merrill Lynch & Co., Inc.                                 3.38%          124.938       4,998
 56           MWD        Morgan Stanley Dean Witter & Co.                          3.34%           88.313       4,946
114           TROW       T. Rowe Price Associates, Inc.                            3.22%           41.813       4,767
138           SCH        The Charles Schwab Corporation                            3.38%           36.250       5,003
                                                                                  ______                     ________
                               Total Investments                                    100%                     $147,868
                                                                                  ======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                  Internet Select Portfolio, Series 11
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Access/Information Providers
             _______________________
 83          AOL        America Online, Inc.                                      3.33%          $ 59.313    $  4,923
 91          Q          Qwest Communications International Inc.                   3.37%            54.750       4,982
106          WCOM       WorldCom, Inc.                                            3.32%            46.250       4,902
 37          YHOO       Yahoo! Inc.                                               3.36%           134.000       4,958

             Communications Equipment
             ______________________
 46          JDSU       JDS Uniphase Corporation                                  3.32%           106.688       4,908
 78          LU         Lucent Technologies Inc.                                  3.42%            64.688       5,046
 64          NT         Nortel Networks Corporation (3)                           3.33%            76.813       4,916
 74          TLAB       Tellabs, Inc.                                             3.42%            68.188       5,046

             Computers & Peripherals
             ____________________
 25          BRCD       Brocade Communications Systems, Inc.                      3.26%           192.500       4,813
 96          DELL       Dell Computer Corporation                                 3.34%            51.375       4,932
 60          EMC        EMC Corporation                                           3.38%            83.125       4,987
 77          GTW        Gateway, Inc.                                             3.32%            63.625       4,899
 38          HWP        Hewlett-Packard Company                                   3.34%           129.813       4,933
 53          SUNW       Sun Microsystems, Inc.                                    3.37%            93.938       4,979

             Internet Software & Services
             _______________________
 39          ARBA       Ariba, Inc.                                               3.32%           125.563       4,897
121          BVSN       BroadVision, Inc.                                         3.34%            40.813       4,938
 22          CHKP       Check Point Software Technologies Ltd. (3)                3.35%           224.875       4,947
 99          EXDS       Exodus Communications, Inc.                               3.41%            50.938       5,043
 39          INKT       Inktomi Corporation                                       3.25%           123.063       4,799
 68          MSFT       Microsoft Corporation                                     3.37%            73.125       4,973
 66          ORCL       Oracle Corporation                                        3.30%            73.875       4,876
 58          PHCM       Phone.com, Inc.                                           3.33%            84.688       4,912
 99          RNWK       RealNetworks, Inc.                                        3.28%            48.875       4,839
 29          VRSN       VeriSign, Inc.                                            3.38%           172.000       4,988

             Networking Products
             _______________
 74          CSCO       Cisco Systems, Inc.                                       3.35%            66.813       4,944
 52          CMTN       Copper Mountain Networks, Inc.                            3.36%            95.313       4,956
 31          JNPR       Juniper Networks, Inc.                                    3.28%            156.063      4,838

             Semiconductors
             _______________
 21          BRCM       Broadcom Corporation (Class A)                            3.37%            237.125      4,980
 35          INTC       Intel Corporation                                         3.27%            138.125      4,834
 23          PMCS       PMC-Sierra, Inc. (3)                                      3.16%            202.563      4,659
                                                                                  ______                     ________
                               Total Investments                                   100%                      $147,647
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                 New e-conomy Select Portfolio, Series 3
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                   Percentage     Market     Cost of
Number     Ticker Symbol and                                                       of Aggregate   Value per  Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price Share      the Trust (2)
______     _____________________________________                                   _________      ______     _____________
           Bandwidth
           __________
 88        CSCO       Cisco Systems, Inc.                                            4%           $ 66.813   $  5,880
 54        JDSU       JDS Uniphase Corporation                                       4%            106.688      5,761
 93        LU         Lucent Technologies Inc.                                       4%             64.688      6,016
 77        NT         Nortel Networks Corporation (3)                                4%             76.813      5,915
 88        TLAB       Tellabs, Inc.                                                  4%             68.188      6,000

           e-Commerce
            __________
100        AOL        America Online, Inc.                                           4%             59.313      5,931
 46        ARBA       Ariba, Inc.                                                    4%            125.563      5,776
 44        ITWO       i2 Technologies, Inc.                                          4%            131.750      5,797
 81        MSFT       Microsoft Corporation                                          4%             73.125      5,923
 44        YHOO       Yahoo! Inc.                                                    4%            134.000      5,896

           e-Infrastructure
            __________
115        DELL       Dell Computer Corporation                                      4%             51.375      5,908
 72        EMC        EMC Corporation                                                4%             83.125      5,985
 79        ORCL       Oracle Corporation                                             4%             73.875      5,836
 63        SUNW       Sun Microsystems, Inc.                                         4%             93.938      5,918
 34        VRSN       VeriSign, Inc.                                                 4%            172.000      5,848

           Semiconductor
            __________
  40       AMCC       Applied Micro Circuits Corporation                             4%            149.125      5,965
  25       BRCM       Broadcom Corporation (Class A)                                 4%            237.125      5,928
  42       INTC       Intel Corporation                                              4%            138.125      5,801
  28       PMCS       PMC-Sierra, Inc. (3)                                           4%            202.563      5,672
  85       VTSS       Vitesse Semiconductor Corporation                              4%             69.125      5,876

            Wireless
            ________
  62        CMVT       Comverse Technology, Inc.                                     4%            95.188       5,902
 276        ERICY      L.M. Ericsson AB (ADR)                                        4%            21.250       5,865
 112        NOK        Nokia Oy (ADR)                                                4%            52.813       5,915
  92        QCOM       QUALCOMM Incorporated                                         4%            63.000       5,796
 126        VOD        Vodafone AirTouch Plc (ADR)                                   4%            46.813       5,898
                                                                                  ______                     ________
                            Total Investments                                      100%                      $147,008
            Wireless                                                              ======                     ========

_____________

See "Notes to Schedules of Investments" on page 29.

                      Schedule of Investments

               Pharmaceutical Select Portfolio, Series 10
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
178          ABT        Abbott Laboratories                                          5%           $ 41.125    $  7,320
135          AHP        American Home Products Corporation                           5%             55.250       7,459
101          AMGN       Amgen Inc.                                                   5%             73.438       7,417
 99          ADRX       Andrx Corporation                                            5%             74.938       7,419
169          AZN        AstraZeneca Group Plc (ADR)                                  5%             43.813       7,404
118          BGEN       Biogen, Inc.                                                 5%             62.063       7,323
142          BMY        Bristol-Myers Squibb Company                                 5%             52.375       7,437
 79          CORR       COR Therapeutics, Inc.                                       5%             93.313       7,372
147          ELN        Elan Corporation Plc (ADR)                                   5%             50.813       7,470
 49          DNA        Genentech, Inc.                                              5%            150.125       7,356
116          GENZ       Genzyme Corporation (General Division)                       5%             63.688       7,388
136          GLX        Glaxo Wellcome Plc (ADR)                                     5%             54.563       7,421
 61          IDPH       IDEC Pharmaceuticals Corporation                             5%            119.500       7,289
 79          JNJ        Johnson & Johnson                                            5%             93.188       7,362
 74          LLY        Eli Lilly and Company                                        5%            100.500       7,437
109          MEDI       MedImmune, Inc.                                              5%             67.500       7,358
113          MRK        Merck & Co., Inc.                                            5%             65.063       7,352
193          NVS        Novartis AG (ADR)                                            5%             38.313       7,394
165          PFE        Pfizer Inc.                                                  5%             45.000       7,425
168          SGP        Schering-Plough Corporation                                  5%             44.438       7,466
                                                                                  ______                      ________
                                 Total Investments                                 100%                       $147,869
                                                                                  ======                      ========
_____________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                 Technology Select Portfolio, Series 13
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Communications Equipment
             ____________________
131          ADCT       ADC Telecommunications, Inc.                              3.38%          $ 37.813    $  4,954
 45          JDSU       JDS Uniphase Corporation                                  3.27%           106.688       4,801
 78          LU         Lucent Technologies Inc.                                  3.44%            64.688       5,046
 93          NOK        Nokia Oy (ADR)                                            3.35%            52.813       4,912
 64          NT         Nortel Networks Corporation (3)                           3.35%            76.813       4,916
 77          QCOM       QUALCOMM Incorporated                                     3.31%            63.000       4,851
 73          TLAB       Tellabs, Inc.                                             3.39%            68.188       4,978

             Computers & Peripherals
             ____________________
 25          BRCD       Brocade Communications Systems, Inc.                      3.28%           192.500       4,812
 96          DELL       Dell Computer Corporation                                 3.36%            51.375       4,932
 60          EMC        EMC Corporation                                           3.40%            83.125       4,987
 77          GTW        Gateway, Inc.                                             3.34%            63.625       4,899
 38          HWP        Hewlett-Packard Company                                   3.36%           129.813       4,933
108          SLR        Solectron Corporation                                     3.34%            45.313       4,894
 53          SUNW       Sun Microsystems, Inc.                                    3.39%            93.938       4,979

             Computer Software & Services
             ________________________
 21          CHKP       Check Point Software Technologies Ltd. (3)                3.22%           224.875       4,722
 37          ITWO       i2 Technologies, Inc.                                     3.32%           131.750       4,875
 68          MSFT       Microsoft Corporation                                     3.39%            73.125       4,972
 66          ORCL       Oracle Corporation                                        3.32%            73.875       4,876
 29          SEBL       Siebel Systems, Inc.                                      3.32%           167.875       4,868
 44          VRTS       VERITAS Software Corporation                              3.37%           112.250       4,939

             Networking Products
             _________________
 74          CSCO       Cisco Systems, Inc.                                       3.37%            66.813       4,944
 31          JNPR       Juniper Networks, Inc.                                    3.30%           156.063       4,838

             Semiconductor Equipment
             ____________________
 56          AMAT       Applied Materials, Inc.                                   3.31%            86.688       4,855
 83          NVLS       Novellus Systems, Inc.                                    3.36%            59.375       4,928

             Semiconductors
             _____________
 42          ALTR       Altera Corporation                                        3.31%           115.438       4,848
 35          INTC       Intel Corporation                                         3.30%           138.125       4,834
100          NSM        National Semiconductor Corporation                        3.34%            48.938       4,894
 23          PMCS       PMC-Sierra, Inc. (3)                                      3.18%           202.563       4,659
 78          STM        STMicroelectronics N.V. (3)                               3.33%            62.625       4,885
 70          VTSS       Vitesse Semiconductor Corporation                         3.30%            69.125       4,839
                                                                                 _______                     ________
                                 Total Investments                                 100%                      $146,670
                                                                                 =======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                        Schedule of Investments

                Biotechnology Portfolio, Series 4
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage      Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share        the Trust (2)
_________    _____________________________________                                _________       ______       _____________
             Biotech
             ________
 26          AFFX       Affymetrix, Inc.                                          3.26%           $184.375     $  4,794
 67          AMGN       Amgen Inc.                                                3.35%             73.438        4,920
210          BCHE       BioChem Pharma Inc. (3)                                   3.36%             23.500        4,935
 78          BGEN       Biogen, Inc.                                              3.29%             62.063        4,841
 53          CORR       COR Therapeutics, Inc.                                    3.36%             93.313        4,946
 50          CRA        Celera Genomics                                           3.32%             97.688        4,884
 96          CHIR       Chiron Corporation                                        3.27%             50.125        4,812
117          CRGN       CuraGen Corporation                                       3.37%             42.313        4,951
101          ENZN       Enzon, Inc.                                               3.24%             47.188        4,766
 33          DNA        Genentech, Inc.                                           3.37%            150.125        4,954
 77          GENZ       Genzyme Corporation (General Division)                    3.34%             63.688        4,904
 32          HGSI       Human Genome Sciences, Inc.                               3.28%            150.750        4,824
 41          IDPH       IDEC Pharmaceuticals Corporation                          3.33%            119.500        4,900
 84          IMNX       Immunex Corporation                                       3.31%             57.875        4,861
 50          INCY       Incyte Genomics, Inc.                                     3.18%             93.375        4,669
 71          IVGN       Invitrogen Corporation                                    3.33%             69.000        4,899
 73          MEDI       MedImmune, Inc.                                           3.35%             67.500        4,928
 43          MLNM       Millennium Pharmaceuticals, Inc.                          3.26%            111.313        4,786
120          PCOP       Pharmacopeia, Inc.                                        3.46%             42.375        5,085
 30          PDLI       Protein Design Labs, Inc.                                 3.32%            162.500        4,875

             Pharmaceuticals
             _____________
 90          AHP        American Home Products Corporation                        3.38%             55.250        4,972
 66          ADRX       Andrx Corporation                                         3.36%             74.938        4,946
 95          BMY        Bristol-Myers Squibb Company                              3.38%             52.375        4,976
 91          GLX        Glaxo Wellcome Plc (ADR)                                  3.38%             54.563        4,965
 53          JNJ        Johnson & Johnson                                         3.36%             93.188        4,939
 49          LLY        Eli Lilly and Company                                     3.35%            100.500        4,924
 75          MRK        Merck & Co., Inc.                                         3.32%             65.063        4,880
129          NVS        Novartis AG (ADR)                                         3.36%             38.313        4,942
110          PFE        Pfizer Inc.                                               3.37%             45.000        4,950
112          SGP        Schering-Plough Corporation                               3.39%             44.438        4,977
                                                                                  ______                       ________
                               Total Investments                                   100%                        $147,005
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                Communications Portfolio, Series 7
                                 FT 446


At the Opening of Business on the Initial Date of Deposit-July 20, 2000


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _____________
              Communications Services (Domestic)
              _____________________________
110           Q          Qwest Communications International Inc.                      4%          $ 54.750    $  6,022
135           SBC        SBC Communications Inc.                                      4%            43.688       5,898
124           VZ         Verizon Communications                                       4%            46.938       5,820
127           WCOM       WorldCom, Inc.                                               4%            46.250       5,874

              Communications Services (Foreign)
              _____________________________
107           DT         Deutsche Telekom AG (ADR)                                    4%            54.875       5,872
 43           TI         Telecom Italia SpA (ADR)                                     4%           136.750       5,880
 87           TEF        Telefonica S.A. (ADR)                                        4%            67.625       5,883
107           TMX        Telefonos de Mexico S.A. (ADR)                               4%            56.188       6,012

              Communications Equipment
              ______________________
157           ADCT       ADC Telecommunications, Inc.                                 4%            37.813       5,937
 93           LU         Lucent Technologies Inc.                                     4%            64.688       6,016
 77           NT         Nortel Networks Corporation (3)                              4%            76.813       5,915
 90           TLAB       Tellabs, Inc.                                                4%            68.188       6,137

              Fiber Optics
              __________
 22           GLW        Corning Incorporated                                         4%           269.313       5,925
 55           JDSU       JDS Uniphase Corporation                                     4%           106.688       5,868

              Networking Products
              _________________
 89           CSCO       Cisco Systems, Inc.                                          4%            66.813       5,946
 64           CMTN       Copper Mountain Networks, Inc.                               4%            95.313       6,100
 37           JNPR       Juniper Networks, Inc.                                       4%           156.063       5,774

              Wireless Communications
              _____________________
 62           CMVT       Comverse Technology, Inc.                                    4%            95.188       5,902
278           ERICY      L.M. Ericsson AB (ADR)                                       4%            21.250       5,907
161           MOT        Motorola, Inc.                                               4%            36.500       5,877
112           NOK        Nokia Oy (ADR)                                               4%            52.813       5,915
 43           NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%           143.000       6,149
 94           QCOM       QUALCOMM Incorporated                                        4%            63.000       5,922
 92           PCS        Sprint Corp.  (PCS Group)                                    4%            63.875       5,877
127           VOD        Vodafone AirTouch Plc (ADR)                                  4%            46.813       5,945
                                                                                  _______                     ________
                               Total Investments                                    100%                      $148,373
                                                                                  =======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

                       Energy Portfolio, Series 8
                                 FT 446


 At the Opening of Business on the Initial Date of Deposit-July 20, 2000


                                                                                   Percentage     Market     Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share      the Trust (2)
_________     _____________________________________                                _________      ______     _____________
              Natural Gas
              __________
 80           CGP        The Coastal Corporation                                   3.34%          $61.813    $  4,945
 63           DYN        Dynegy Inc.                                               3.29%           77.188       4,863
 95           EPG        El Paso Energy Corporation                                3.35%           52.188       4,958
 69           ENE        Enron Corp.                                               3.39%           72.563       5,007
117           WMB        The Williams Companies, Inc.                              3.36%           42.500       4,973

              Oil & Gas-Drilling
              ______________
174           GLM        Global Marine Inc.                                        3.32%           28.250       4,916
110           NBR        Nabors Industries, Inc.                                   3.32%           44.563       4,902
114           NE         Noble Drilling Corporation                                3.34%           43.250       4,931
143           SDC        Santa Fe International Corporation                        3.37%           34.813       4,978
 96           RIG        Transocean Sedco Forex, Inc.                              3.37%           51.938       4,986

              Oil & Gas-Exploration & Production
              ___________________________
101           APC        Anadarko Petroleum Corporation                            3.29%           48.188       4,867
170           BRR        Barrett Resources Corporation                             3.33%           29.000       4,930
138           BR         Burlington Resources Inc.                                 3.30%           35.375       4,882
159           EOG        EOG Resources, Inc.                                       3.33%           30.938       4,919
232           VPI        Vintage Petroleum, Inc.                                   3.19%           20.313       4,713

              Oil-Field Services
              ______________
 74           BJS        BJ Services Company                                       3.35%           66.938       4,953
148           BHI        Baker Hughes Incorporated                                 3.34%           33.375       4,940
110           HAL        Halliburton Company                                       3.34%           44.938       4,943
 65           SLB        Schlumberger Limited                                      3.34%           76.063       4,944
138           TDW        Tidewater Inc.                                            3.31%           35.438       4,890
118           WFT        Weatherford International, Inc.                           3.38%           42.313       4,993

              Oil-Integrated
              ___________
 92           BPA        BP Amoco Plc (ADR)                                        3.34%           53.688       4,939
 60           CHV        Chevron Corporation                                       3.32%           81.938       4,916
221           COC/A      Conoco Inc. (Class A)                                     3.33%           22.250       4,917
 92           E          ENI SpA (ADR)                                             3.34%           53.750       4,945
 63           XOM        Exxon Mobil Corporation                                   3.36%           78.813       4,965
 83           RD         Royal Dutch Petroleum Company (3)                         3.34%           59.438       4,933
 97           TX         Texaco Inc.                                               3.37%           51.313       4,977
 66           TOT        Total Fina Elf SA (ADR)                                   3.33%           74.500       4,917

              Oil-Refining & Marketing
              ___________________
167           TOS        Tosco Corporation                                         3.32%           29.438       4,916
                                                                                  ______                     ________
                               Total Investments                                    100%                     $147,858
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 29.

                              Schedule of Investments

                Financial Services Portfolio, Series 8
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage     Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price Share       the Trust (2)
_________     _____________________________________                               _________      ______      _____________
              Banks & Thrifts
              _________________
108           BAC        Bank of America Corporation                               3.37%         $ 46.125    $  4,981
 98           CMB        The Chase Manhattan Corporation                           3.36%           50.688       4,967
234           FSR        Firstar Corporation                                       3.33%           21.063       4,929
136           FBF        Fleet Boston Financial Corporation                        3.31%           36.000       4,896
 65           NTRS       Northern Trust Corporation                                3.32%           75.563       4,912
 46           STT        State Street Corporation                                  3.33%          107.125       4,928
159           WM         Washington Mutual, Inc.                                   3.33%           30.938       4,919
117           WFC        Wells Fargo & Company                                     3.34%           42.188       4,936

              Financial Services
              _________________
 89           AXP        American Express Company                                  3.31%           55.063       4,901
 93           COF        Capital One Financial Corporation                         3.35%           53.250       4,952
 72           C          Citigroup Inc.                                            3.31%           67.875       4,887
 97           FNM        Fannie Mae                                                3.29%           50.125       4,862
110           HI         Household International, Inc.                             3.37%           45.250       4,977
 76           ING        ING Groep N.V. (3)                                        3.35%           65.125       4,949
157           KRB        MBNA Corporation                                          3.36%           31.688       4,975
 52           PVN        Providian Financial Corporation                           3.36%           95.500       4,966

              Insurance
              _________________
101           AFL        AFLAC Incorporated                                        3.35%           49.000       4,949
 41           AIG        American International Group, Inc.                        3.31%          119.250       4,889
 45           MMC        Marsh & McLennan Companies, Inc.                          3.35%          110.000       4,950
138           NFS        Nationwide Financial Services, Inc. (Class A)             3.28%           35.125       4,847

              Investment Services
              _________________
383           AMTD       Ameritrade Holding Corporation (Class A)                  3.30%           12.750       4,883
104           DLJ        Donaldson, Lufkin & Jenrette, Inc.                        3.33%           47.375       4,927
100           EV         Eaton Vance Corp.                                         3.37%           49.813       4,981
 49           GS         The Goldman Sachs Group, Inc.                             3.34%          100.875       4,943
160           NITE       Knight Trading Group, Inc.                                3.33%           30.750       4,920
 46           LEH        Lehman Brothers Holdings Inc.                             3.33%          107.125       4,928
 40           MER        Merrill Lynch & Co., Inc.                                 3.38%          124.938       4,998
 56           MWD        Morgan Stanley Dean Witter & Co.                          3.34%           88.313       4,946
114           TROW       T. Rowe Price Associates, Inc.                            3.22%           41.813       4,767
138           SCH        The Charles Schwab Corporation                            3.38%           36.250       5,003
                                                                                  _______                    ________
                               Total Investments                                    100%                     $147,868
                                                                                  ======                     ========
______________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                      Internet Portfolio, Series 11
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _____________  ______      _____________
             Access/Information Providers
             _______________________
 83          AOL        America Online, Inc.                                      3.33%          $ 59.313    $  4,923
 91          Q          Qwest Communications International Inc.                   3.37%            54.750       4,982
106          WCOM       WorldCom, Inc.                                            3.32%            46.250       4,902
 37          YHOO       Yahoo! Inc.                                               3.36%           134.000       4,958

             Communications Equipment
             ______________________
 46          JDSU       JDS Uniphase Corporation                                  3.32%           106.688       4,908
 78          LU         Lucent Technologies Inc.                                  3.42%            64.688       5,046
 64          NT         Nortel Networks Corporation (3)                           3.33%            76.813       4,916
 74          TLAB       Tellabs, Inc.                                             3.42%            68.188       5,046

             Computers & Peripherals
             ______________________
 25          BRCD       Brocade Communications Systems, Inc.                      3.26%           192.500       4,813
 96          DELL       Dell Computer Corporation                                 3.34%            51.375       4,932
 60          EMC        EMC Corporation                                           3.38%            83.125       4,987
 77          GTW        Gateway, Inc.                                             3.32%            63.625       4,899
 38          HWP        Hewlett-Packard Company                                   3.34%           129.813       4,933
 53          SUNW       Sun Microsystems, Inc.                                    3.37%            93.938       4,979

             Internet Software & Services
             ____________________________
 39          ARBA       Ariba, Inc.                                               3.32%           125.563       4,897
121          BVSN       BroadVision, Inc.                                         3.34%            40.813       4,938
 22          CHKP       Check Point Software Technologies Ltd. (3)                3.35%           224.875       4,947
 99          EXDS       Exodus Communications, Inc.                               3.41%            50.938       5,043
 39          INKT       Inktomi Corporation                                       3.25%           123.063       4,799
 68          MSFT       Microsoft Corporation                                     3.37%            73.125       4,973
 66          ORCL       Oracle Corporation                                        3.30%            73.875       4,876
 58          PHCM       Phone.com, Inc.                                           3.33%            84.688       4,912
 99          RNWK       RealNetworks, Inc.                                        3.28%            48.875       4,839
 29          VRSN       VeriSign, Inc.                                            3.38%           172.000       4,988

             Networking Products
             ___________________
 74          CSCO       Cisco Systems, Inc.                                       3.35%            66.813       4,944
 52          CMTN       Copper Mountain Networks, Inc.                            3.36%            95.313       4,956
 31          JNPR       Juniper Networks, Inc.                                    3.28%            156.063      4,838

             Semiconductors
             _______________
 21          BRCM       Broadcom Corporation (Class A)                            3.37%            237.125      4,980
 35          INTC       Intel Corporation                                         3.27%            138.125      4,834
 23          PMCS       PMC-Sierra, Inc. (3)                                      3.16%            202.563      4,659
                                                                                  _______                    ________
                               Total Investments                                   100%                      $147,647
                                                                                  ======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                           Schedule of Investments

                    New e-conomy Portfolio, Series 3
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                   Percentage     Market     Cost of
Number     Ticker Symbol and                                                       of Aggregate   Value per  Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price Share      the Trust (2)
______     _____________________________________                                   _________      ______     _____________
           Bandwidth
           __________
 88        CSCO       Cisco Systems, Inc.                                            4%           $ 66.813   $  5,880
 54        JDSU       JDS Uniphase Corporation                                       4%            106.688      5,761
 93        LU         Lucent Technologies Inc.                                       4%             64.688      6,016
 77        NT         Nortel Networks Corporation (3)                                4%             76.813      5,915
 88        TLAB       Tellabs, Inc.                                                  4%             68.188      6,000

           e-Commerce
           __________
100        AOL        America Online, Inc.                                           4%             59.313      5,931
 46        ARBA       Ariba, Inc.                                                    4%            125.563      5,776
 44        ITWO       i2 Technologies, Inc.                                          4%            131.750      5,797
 81        MSFT       Microsoft Corporation                                          4%             73.125      5,923
 44        YHOO       Yahoo! Inc.                                                    4%            134.000      5,896

           e-Infrastructure
           __________
115        DELL       Dell Computer Corporation                                      4%             51.375      5,908
 72        EMC        EMC Corporation                                                4%             83.125      5,985
 79        ORCL       Oracle Corporation                                             4%             73.875      5,836
 63        SUNW       Sun Microsystems, Inc.                                         4%             93.938      5,918
 34        VRSN       VeriSign, Inc.                                                 4%            172.000      5,848

           Semiconductor
           __________
  40       AMCC       Applied Micro Circuits Corporation                             4%            149.125      5,965
  25       BRCM       Broadcom Corporation (Class A)                                 4%            237.125      5,928
  42       INTC       Intel Corporation                                              4%            138.125      5,801
  28       PMCS       PMC-Sierra, Inc. (3)                                           4%            202.563      5,672
  85       VTSS       Vitesse Semiconductor Corporation                              4%             69.125      5,876

           Wireless
           ________
  62       CMVT       Comverse Technology, Inc.                                      4%             95.188      5,902
 276       ERICY      L.M. Ericsson AB (ADR)                                         4%             21.250      5,865
 112       NOK        Nokia Oy (ADR)                                                 4%             52.813      5,915
  92       QCOM       QUALCOMM Incorporated                                          4%             63.000      5,796
 126       VOD        Vodafone AirTouch Plc (ADR)                                    4%             46.813      5,898
                                                                                  _______                    ________
                            Total Investments                                      100%                      $147,008
            Wireless                                                              ======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                     Schedule of Investments

                   Pharmaceutical Portfolio, Series 10
                                 FT 446


                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
178          ABT        Abbott Laboratories                                          5%           $ 41.125    $  7,320
135          AHP        American Home Products Corporation                           5%             55.250       7,459
101          AMGN       Amgen Inc.                                                   5%             73.438       7,417
 99          ADRX       Andrx Corporation                                            5%             74.938       7,419
169          AZN        AstraZeneca Group Plc (ADR)                                  5%             43.813       7,404
118          BGEN       Biogen, Inc.                                                 5%             62.063       7,323
142          BMY        Bristol-Myers Squibb Company                                 5%             52.375       7,437
 79          CORR       COR Therapeutics, Inc.                                       5%             93.313       7,372
147          ELN        Elan Corporation Plc (ADR)                                   5%             50.813       7,470
 49          DNA        Genentech, Inc.                                              5%            150.125       7,356
116          GENZ       Genzyme Corporation (General Division)                       5%             63.688       7,388
136          GLX        Glaxo Wellcome Plc (ADR)                                     5%             54.563       7,421
 61          IDPH       IDEC Pharmaceuticals Corporation                             5%            119.500       7,289
 79          JNJ        Johnson & Johnson                                            5%             93.188       7,362
 74          LLY        Eli Lilly and Company                                        5%            100.500       7,437
109          MEDI       MedImmune, Inc.                                              5%             67.500       7,358
113          MRK        Merck & Co., Inc.                                            5%             65.063       7,352
193          NVS        Novartis AG (ADR)                                            5%             38.313       7,394
165          PFE        Pfizer Inc.                                                  5%             45.000       7,425
168          SGP        Schering-Plough Corporation                                  5%             44.438       7,466
                                                                                  ______                      ________
                                 Total Investments                                 100%                       $147,869
                                                                                  ======                      ========
_______________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                     Technology Portfolio, Series 13
                                 FT 446

                    At the Opening of Business on the
                  Initial Date of Deposit-July 20, 2000


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Communications Equipment
             ____________________
131          ADCT       ADC Telecommunications, Inc.                              3.38%          $ 37.813    $  4,954
 45          JDSU       JDS Uniphase Corporation                                  3.27%           106.688       4,801
 78          LU         Lucent Technologies Inc.                                  3.44%            64.688       5,046
 93          NOK        Nokia Oy (ADR)                                            3.35%            52.813       4,912
 64          NT         Nortel Networks Corporation (3)                           3.35%            76.813       4,916
 77          QCOM       QUALCOMM Incorporated                                     3.31%            63.000       4,851
 73          TLAB       Tellabs, Inc.                                             3.39%            68.188       4,978

             Computers & Peripherals
             ____________________
 25          BRCD       Brocade Communications Systems, Inc.                      3.28%           192.500       4,812
 96          DELL       Dell Computer Corporation                                 3.36%            51.375       4,932
 60          EMC        EMC Corporation                                           3.40%            83.125       4,987
 77          GTW        Gateway, Inc.                                             3.34%            63.625       4,899
 38          HWP        Hewlett-Packard Company                                   3.36%           129.813       4,933
108          SLR        Solectron Corporation                                     3.34%            45.313       4,894
 53          SUNW       Sun Microsystems, Inc.                                    3.39%            93.938       4,979

             Computer Software & Services
             ________________________
 21          CHKP       Check Point Software Technologies Ltd. (3)                3.22%           224.875       4,722
 37          ITWO       i2 Technologies, Inc.                                     3.32%           131.750       4,875
 68          MSFT       Microsoft Corporation                                     3.39%            73.125       4,972
 66          ORCL       Oracle Corporation                                        3.32%            73.875       4,876
 29          SEBL       Siebel Systems, Inc.                                      3.32%           167.875       4,868
 44          VRTS       VERITAS Software Corporation                              3.37%           112.250       4,939

             Networking Products
             _________________
 74          CSCO       Cisco Systems, Inc.                                       3.37%            66.813       4,944
 31          JNPR       Juniper Networks, Inc.                                    3.30%           156.063       4,838

             Semiconductor Equipment
             ____________________
 56          AMAT       Applied Materials, Inc.                                   3.31%            86.688       4,855
 83          NVLS       Novellus Systems, Inc.                                    3.36%            59.375       4,928

             Semiconductors
             _____________
 42          ALTR       Altera Corporation                                        3.31%           115.438       4,848
 35          INTC       Intel Corporation                                         3.30%           138.125       4,834
100          NSM        National Semiconductor Corporation                        3.34%            48.938       4,894
 23          PMCS       PMC-Sierra, Inc. (3)                                      3.18%           202.563       4,659
 78          STM        STMicroelectronics N.V. (3)                               3.33%            62.625       4,885
 70          VTSS       Vitesse Semiconductor Corporation                         3.30%            69.125       4,839
                                                                                 _______                     ________
                                 Total Investments                                 100%                      $146,670
                                                                                 =======                     ========

_____________

See "Notes to Schedules of Investments" on page 29.

Page 28

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on July 19, 2000. Each Select Portfolio Series has a Mandatory Termination Date of January 21, 2002. Each Portfolio Series has a Mandatory Termination Date of July 15, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities       Profit
                                                         to Sponsor       (Loss)
                                                         _________        _______
Biotechnology Select Portfolio, Series 4                 $147,082         $ (77)
Communications Select Portfolio, Series 7                 148,459           (86)
Energy Select Portfolio, Series 8                         147,961          (103)
Financial Services Select Portfolio, Series 8             148,004          (136)
Internet Select Portfolio, Series 11                      147,738           (91)
New e-conomy Select Portfolio, Series 3                   147,074           (66)
Pharmaceutical Select Portfolio, Series 10                147,955           (86)
Technology Select Portfolio, Series 13                    146,736           (66)
Biotechnology Portfolio, Series 4                         147,082           (77)
Communications Portfolio, Series 7                        148,459           (86)
Energy Portfolio, Series 8                                147,961          (103)
Financial Services Portfolio, Series 8                    148,004          (136)
Internet Portfolio, Series 11                             147,738           (91)
New e-conomy Portfolio, Series 3                          147,074           (66)
Pharmaceutical Portfolio, Series 10                       147,955           (86)
Technology Portfolio, Series 13                           146,736           (66)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 446, consists of 16 separate portfolios set forth below:

- Biotechnology Select Portfolio, Series 4
- Communications Select Portfolio, Series 7
- Energy Select Portfolio, Series 8
- Financial Services Select Portfolio, Series 8
- Internet Select Portfolio, Series 11
- New e-conomy Select Portfolio, Series 3
- Pharmaceutical Select Portfolio, Series 10
- Technology Select Portfolio, Series 13
- Biotechnology Portfolio, Series 4
- Communications Portfolio, Series 7
- Energy Portfolio, Series 8
- Financial Services Portfolio, Series 8
- Internet Portfolio, Series 11
- New e-conomy Portfolio, Series 3
- Pharmaceutical Portfolio, Series 10
- Technology Portfolio, Series 13

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.

Biotechnology Select Portfolio, Series 4 and Biotechnology Portfolio, Series 4 each consist of a portfolio of common stocks of biotechnology companies. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

The biotechnology industry was founded in the seventies and successfully launched its first products in the early eighties. By the start of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet is now. Eventually, however, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties drew to a close, interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. There are currently over 350 products in the late stages of clinical trials, compared to only 30 back in 1991. A faster FDA approval process, an increase in the length of patent protection and advances in computer technology are improvements which have the potential to help biotech and pharmaceutical companies expedite the development and approval of their products and grow their businesses.

The essence of biotechnology lies in research and development ("R&D"). There are currently 350 new biotechnology medicines in various stages of development. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology, which enable scientists to analyze data quickly, have the potential to expedite the process of moving medicines through the pipeline.

The costs associated with developing these products can range from $200-500 million per drug. The leading biotech companies commit 15-50% of total revenues to research and development. Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations.

The excitement created by the biotechnology industry in the early nineties may have been a precursor to the potential growth opportunities awaiting this expansive pipeline of new medicines. The average time it takes a new drug to go from development to market is approximately 12-15 years.

The following factors support our positive outlook for the biotechnology industry:

- The biotechnology industry is projected to generate over $26 billion in revenues in 2000, approximately a 20% increase over 1999. [Standard & Poor's Industry Surveys]

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to over 3000. [Pharmaceutical Research and Manufacturers of America]

- We believe that future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.


- The biotechnology industry is focusing on society's most pressing healthcare needs. For example, approximately 150 of the 350 products in the developmental stage are related to the treatment of cancer, which is currently the second leading cause of death in the United States, after cardiovascular disease. [Standard & Poor's Industry Surveys]

Communications Select Portfolio, Series 7 and Communications Portfolio, Series 7 each consist of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, communications equipment, fiber optics, networking products and wireless communications.



The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are beginning to concentrate on more high-tech and high-growth areas such as wireless communications, the Internet, and digital technology. With Internet usage continuing to increase and the number of wireless subscribers worldwide nearly tripling over the last three years, we believe the potential opportunities for growth in these areas is becoming more evident.


Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

Consider the following factors:

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- It is estimated that the number of global wireless subscriptions has grown to approximately 300 million, making it one of the fastest growing segments of the telecommunications industry. [Standard & Poor's Industry Surveys]


- Demand for bandwidth has increased due to the growing popularity of the Internet. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.


- The transition from copper wiring to fiber optics is occurring at a brisk pace. It is estimated that over 20 million miles of fiber cables have been installed across the United States. [Federal Communications Commission]

Energy Select Portfolio, Series 8 and Energy Portfolio, Series 8 each consist of a portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The demand for energy, in all of its forms, tends to be driven largely by economic prosperity and is, therefore, cyclical in nature. The total world consumption of oil, for example, averaged over 75 million barrels per day in 1999 due to solid economic growth throughout most of the world, up 1.8% from 1998, due to a recovery from the Asian economic crisis.

The United States consumes approximately 25% of the world's supply of oil; however, it is anticipated that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. According to Standard & Poor's, emerging countries are expected to account for more than 50% of world demand by the year 2015.

The following factors support our positive outlook for the energy industry:

- Major U.S. oil companies' exploration and production divisions posted a 312% earnings increase in the first quarter of 2000 compared with the first quarter of 1999. [Standard & Poor's Industry Surveys]

- Oil prices have a significant influence on capital spending. Oil companies need a sustained upward trend in oil prices to justify risking large amounts of investment capital on rigs and exploration. For this reason, the oil industry tends to experience longer peaks and troughs than most cyclical industries.


- Forrester Research estimates that online sales of gas and electricity will increase considerably over the next few years.


- Technological advances, including the Internet, continue to shape the oil business, enhancing producers' ability to obtain greater quantities of oil and gas, while political and regulatory issues surface in the public arena.

Horizontal Drilling. This exploration technique is not new, but it has been improved. New instrumentation can now be attached to a drill bit to generate real time geological information, without impeding the drilling process. It is estimated that horizontal drilling has the potential to out-produce a vertical well by as much as sevenfold. This technique has been especially cost-effective in offshore drilling.

3-D Seismic Imaging. This is a relatively new technology that is used to detect underground oil and gas reserves. Seismic imaging utilizes the vibration from sound waves to construct a three-dimensional, computer-generated picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Financial Services Select Portfolio, Series 8 and Financial Services Portfolio, Series 8 each consist of a portfolio of common stocks of companies that provide a wide variety of financial services.


The financial services industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the recent overturn of the Glass-Steagall Act of 1933. Firms can now create "financial supermarkets" that offer traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking. Combine this with a strong job market, and a robust economy and stock market, and business is currently booming for companies in the financial services industry.



We believe that there are a few major trends that should continue pushing the financial services industry.



The first is an aging population. Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earnings years.



Another driving factor behind the industry is technological innovation. Improved technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.


E-commerce, once viewed as a threat, is now being embraced by many in the industry. Because most purchases made over the Internet are charged, companies that offer credit card services are realizing that e-commerce represents a significant source of potential revenue. Others have begun offering products and services over the Internet simply to satisfy growing demand or as an effective cross-selling tool.

For much of the industry, however, the greatest impact may come from merger and acquisition ("M&A") activity. U.S. M&A activity continues to remain strong, led by telecommunications, radio and TV, and banking industries. Now that the Glass-Steagall Act is no longer a barrier, companies throughout the industry can compete more effectively and implement new growth strategies just as other industries have done.

The following factors support our positive outlook for the financial services industry:

- In 1999, trading volume on the New York Stock Exchange was up 20% versus the previous year. [Standard & Poor's Industry Surveys]

- In 1999, underwriting revenue grew 9.4%. For the second year in a row, the volume of debt and equity issuance in the United States exceeded $2.1 trillion. [Standard & Poor's Industry Surveys]

- We believe that the recent proposal to eliminate the pooling method of accounting in January of 2001 will add further pressure for consolidation within the industry.

- In the 1990's, assets under management have grown from just over $1.07 trillion to more than $6.84 trillion. Much of this growth can be attributed to increased retirement savings and gains in the stock market. [Standard & Poor's Industry Surveys]

Internet Select Portfolio, Series 11 and Internet Portfolio, Series 11 each consist of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on the Internet.

The number of individuals connecting to the World Wide Web is growing daily. A recent report by The Computer Industry Almanac projects that there could potentially be 490 million people around the world with Internet access by the year 2002. Business, educational, and home Internet users in the top 15 countries are expected to account for nearly 82% of these worldwide Internet users. The report also suggests that in 2000, there will be 25 countries where over 10% of the population will be Internet users.

Although the potential scope of the Internet is impressive, its effects may be even more dramatic. One of the Internet's most significant effects is to cut the cost of interaction-the searching, coordinating and monitoring that people and companies must do when they exchange goods, services or ideas. It is estimated that the costs associated with these activities could drop by as much as 80% or more if they are handled electronically. Pervading all economies, these costs account for more than a third of economic activity in the United States.

Though still considered to be in its infancy, the Internet has already had an impact on business, consumers and nearly every aspect of today's society. Whether this rate of change will continue and where it will take us may be determined, in our opinion, in large part by the companies in the Internet Portfolios.

New technologies continue to be accepted faster than ever. While it took 35 years before one-quarter of U.S. households owned a telephone, the Internet took only seven years to reach the same level of penetration.

Consider the following factors:

- More than 110 million adults are online in the United States alone, and the number of online users is expected to dramatically increase in the future. [Cyber Atlas]

- A new computer is added to the Internet approximately every four seconds. [The Industry Standard]


- Business-to-business online revenues are forecasted to grow dramatically in the next few years. [The Industry Standard]



- Improved security measures are helping fuel consumer transactions over the Web. Global e-commerce spending jumped from approximately $50 billion in 1998 to an estimated $111 billion in 1999. By 2003, that number is expected to grow substantially. [The Industry Standard]


- Computers have become almost as popular as other home appliances. The number of homes with a computer is approximately 50%. [The Industry Standard]

- There are 800 million pages on the Web while another 1.5 million pages are being created every day. [Internet News.com]

New e-conomy Select Portfolio, Series 3 and New e-conomy Portfolio, Series 3 each consist of a portfolio of common stocks of companies that bring products and services to the new technology-driven economy.

The new economy is about change: change at a dizzying pace. Most of the focus has been on those acting on the changes. They are hoping to take advantage of new markets and technologies to run their businesses more efficiently and to reach consumers and each other in ways never before possible.

In the New e-conomy Portfolios, we are interested in the companies who are the agents of change; those companies that are enacting change as opposed to reacting to change. The portfolios focus on companies involved in business-to-business e-commerce, bandwidth technologies, the Internet, the Internet's infrastructure and wireless technology. In our opinion, it is these companies that are helping to redefine the new economy.

Business. The Internet has established an entirely new method of transacting business. It has few barriers to entry beyond that of a personal computer, and is very cost-efficient. We believe that corporations around the world could potentially experience significant cost savings from e-commerce over the next several years. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

The Consumer. One of the real advantages of the new economy is that the consumer also benefits. It has been reported that technology has been credited with reducing the rate of inflation in the United States over the past two years. Unlike previous economic expansions, the new economy has shown that it is possible to have sustained growth without higher inflation. In the new economy, if inflation can be restrained, there is a greater chance of boosting consumption across the globe.

Convergence. It's the quintessential new economy idea: translate everything from Seinfeld to your child's homework into the digitized 1s and 0s of computer language, then make it all available anywhere in the world via the Internet. Big dollars are already being wagered on the prospect of phone, TV and PC convergence. The idea that three of the most powerful devices of the last century can be merged into a single seamless information system is a vision which could have profound ramifications on the corporate media landscape in the not-too-distant future.

Consider the following factors:

- A study by the University of Texas showed that the Internet economy, though still in its formative stages, generated approximately $523.9 billion in revenue in the United States in 1999. To put this new economy into perspective, it was nearly three times the growth rate of the economy as a whole for the same period.

- A new computer is added to the Internet approximately every four seconds. [The Industry Standard]

- 1.5 million web pages are being created every day. [Internet News.com]

- The World Wide Web doubles in size approximately every eight months. [Internet News.com]

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000. [The Industry Standard]


- Approximately 110 million U.S. adults are connected to the Internet. [Cyber Atlas]


Pharmaceutical Select Portfolio, Series 10 and Pharmaceutical Portfolio, Series 10 each consist of a portfolio of common stocks of pharmaceutical companies. According to Standard & Poor's, the pharmaceutical industry is anticipated to generate over $360 billion in sales worldwide in 2000, an increase of around 8% over 1999. The industry is highly competitive and extremely capital intensive. Drugmakers spend in excess of $24 billion annually on researching and developing new products. The amount of capital invested in R&D has nearly doubled every five years since 1970.

There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Currently, it is estimated that 70% of Americans over the age of 65 suffer from cardiovascular disease. It is believed that as average life expectancies increase, the number of people at risk for disease will increase.

The following factors support our positive outlook for the pharmaceutical industry:

- The industry currently has over 1,000 new drugs, biologics and vaccines in development. Pharmaceutical companies have generated more than 100 new treatments in the last two years. [Standard & Poor's
Industry Surveys]

- Pharmaceutical companies have initiated a number of cost-containment measures such as using the Internet to reduce administrative costs and forging alliances with biotechnology companies.

- Pharmaceutical companies have staffed up their sales forces to increase market shares. The top 40 drugmakers currently employ approximately 59,000 representatives in the United States, up from 34,000 in 1994. [BusinessWeek]

- Foreign demand for pharmaceuticals is growing, especially in emerging countries. U.S. drug companies sold an estimated $42 billion abroad in 1999, approximately 46% of total U.S. sales. [Pharmaceutical Research and Manufacturers of America]

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.

The Food & Drug Administration. In 1997, the Food and Drug
Administration (FDA) relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. The FDA, which now has a faster review process in place, is creating a business environment that could make it quicker and more economical for some drugmakers to bring new products to market.

Ad Spending Is On The Rise. Drugmakers are promoting their products to the public through all of the major media outlets. According to IMS Health, direct-to-consumer advertising totaled $1.8 billion in 1999. The amount spent on television ads featuring prescription drugs increased approximately 70% over the 1998 figure.

Demand Driven By Need. The bottom line is that the demand for prescription and over-the-counter drugs is driven more by need than price. An aging population coupled with longer life expectancies should help support demand for drugs in the future.


Technology Select Portfolio, Series 13 and Technology Portfolio, Series 13 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 200 million people are connected to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking, communications and semiconductor companies. Now that the infrastructure is in place, the focus of technology is shifting to e-commerce.



E-commerce can be divided into two main categories: business-to-consumer and business-to-business. Business-to-business online revenues totaled

$131 billion in 1999, while business-to-consumer revenues were estimated to be in the area of $36 billion.


The following factors support our positive outlook for the technology industry:

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000. [The Industry Standard]



- Approximately 110 million U.S. adults are connected to the Internet. [Cyber Atlas]



- Investment in technology is growing. The worldwide information technology ("IT") market was valued at $360 billion in 1993. By 2002, IBM expects the overall IT market to grow to $1.6 trillion.
[PricewaterhouseCoopers LLP]



- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, we expect data traffic to surpass voice communications in the years ahead.
[Standard & Poor's Industry Surveys]


- We believe semiconductor sales, tempered in recent years by economic weakness in Asia, have the potential to rebound and experience strong growth in 2000 and 2001. [Infobeads]

- The expanding use of e-commerce is expected to result in significant cost savings in business-to-consumer transactions.

- Using the Internet to improve forecasting and replenishment of products, companies should be able to reduce inventory costs as suppliers are linked by just-in-time inventory systems.


- E-commerce should dramatically reduce the amount of time it takes to process orders. In addition, customer service costs should be reduced through the use of a Web-based customer service interface to decrease errors.


Software Solutions. E-commerce is creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories and perform transaction management.

Data Networking. The value of information lies in its application. Computer networks connect computers and peripheral equipment so that information can be shared. As e-commerce evolves, the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Higher Productivity. Technology has played an integral part in the economic prosperity enjoyed by the United States during the 1990s. It has helped increase productivity and curb inflation. The Internet should continue to fuel technological innovation for years to come as businesses of all sizes go online to increase distributions and boost efficiency.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. Because more than 25% of the Biotechnology Portfolios and the Pharmaceutical Portfolios are invested in biotechnology and/or pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.


Communications Industry. The Communications Portfolios are considered to be concentrated in communications companies which focus on the use of communications technology, services and products. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The government has recently shown opposition to certain mergers in the communications industry on antitrust grounds. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.


e-Commerce Industry. The New e-conomy Portfolios are considered to be concentrated in the e-commerce industry which includes companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.

E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the New e-conomy Portfolios, see "Risk Factors-Technology Industry."


Energy Industry. The Energy Portfolios are considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.


Financial Services Industry. The Financial Services Portfolios are considered to be concentrated in the financial services industry which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Technology Industry. The Communications Portfolios, the Internet Portfolios, the New e-conomy Portfolios and the Technology Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions;

restrictions on foreign investments and exchange of securities;
inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.25% of the Public Offering Price for each Select Portfolio Series and 4.40% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit for each Select Portfolio Series or $.068 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from February 20, 2001 through June 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.4% of the Public Offering Price for each Portfolio Series.


If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2001, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands)                      will be:
_________________                   ____________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands)                      will be:
_________________                   ____________
$50 but less than $100              4.15%
$100 but less than $250             3.90%
$250 but less than $500             3.40%
$500 or more                        2.40%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial or deferred sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the initial or deferred sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.


You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.


The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units subject to a sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.75% of the sales price of these Units.



For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after July 31, 2001). However, for Units subject to a sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.20% of the sales price of these Units. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .20%
$10 or more                         .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial or deferred sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .350% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 1.00% for each Select Portfolio Series and 2.85% for each Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.


The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).


Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.


Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."


If you tender 1,000 Units or more for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 51


                   FIRST TRUST (registered trademark)

                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 4
                COMMUNICATIONS SELECT PORTFOLIO, SERIES 7
                    ENERGY SELECT PORTFOLIO, SERIES 8
              FINANCIAL SERVICES SELECT PORTFOLIO, SERIES 8
                  INTERNET SELECT PORTFOLIO, SERIES 11
                 NEW E-CONOMY SELECT PORTFOLIO, SERIES 3
               PHARMACEUTICAL SELECT PORTFOLIO, SERIES 10
                 TECHNOLOGY SELECT PORTFOLIO, SERIES 13
                    BIOTECHNOLOGY PORTFOLIO, SERIES 4
                   COMMUNICATIONS PORTFOLIO, SERIES 7
                       ENERGY PORTFOLIO, SERIES 8
                 FINANCIAL SERVICES PORTFOLIO, SERIES 8
                      INTERNET PORTFOLIO, SERIES 11
                    NEW E-CONOMY PORTFOLIO, SERIES 3
                   PHARMACEUTICAL PORTFOLIO, SERIES 10
                     TECHNOLOGY PORTFOLIO, SERIES 13
                                 FT 446

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-41380) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                              July 20, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 446 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated July 20, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Communications                                              3
   Electronic Commerce                                         3
   Energy                                                      4
   Financial Services                                          5
   Technology                                                  7
Portfolios
   Biotechnology                                               8
   Communications                                             10
   Energy                                                     12
   Financial Services                                         13
   Internet                                                   15
   New e-conomy                                               17
   Pharmaceutical                                             19
   Technology                                                 20

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the

Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolios and the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Communications. An investment in Units of the Communications Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trusts' portfolios are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Electronic Commerce. An investment in Units of the New e-conomy Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.


Energy. An investment in Units of the Energy Portfolios should be made with an understanding of the problems and risks such an investment may entail. The Energy Portfolios invest in Securities of companies involved in the energy industry. The business activities of companies held in the Energy Portfolios may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.



The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Energy Portfolios.


According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in each of the Energy Portfolios.

Financial Services. An investment in Units of the Financial Services Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.


The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trusts' portfolios cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trusts' portfolios. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trusts' portfolios.


The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.


Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Financial Services Portfolios will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Technology. An investment in Units of the Communications Portfolios, the Internet Portfolios, the New e-conomy Portfolios and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.


Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.


Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

 Equity Securities Selected for Biotechnology Select Portfolio, Series 4
                    and Biotechnology Portfolio, Series 4

Both the Biotechnology Select Portfolio, Series 4 and the Biotechnology Portfolio, Series 4 contain common stocks of the following companies:


Biotech
________



Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



BioChem Pharma Inc., headquartered in Laval, Quebec, Canada, is an international biopharmaceutical company that researches and develops therapeutic products. The company also researches, develops, makes and sells vaccine and diagnostic products for a broad range of infectious and other diseases.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.



Celera Genomics, headquartered in Rockville, Maryland, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.




Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.



Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.



Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Pharmaceuticals
________________



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



Andrx Corporation, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


Equity Securities Selected for Communications Select Portfolio, Series 7
                   and Communications Portfolio, Series 7

Both the Communications Select Portfolio, Series 7 and the
Communications Portfolio, Series 7 contain common stocks of the following companies:


Communications Services (Domestic)
__________________________________



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Verizon Communications, headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Services (Foreign)
_________________________________



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



Telecom Italia SpA (ADR), headquartered in Rome, Italy, offers telecommunications services through its subsidiaries including local and long-distance telephone, data communications, mobile telephone, satellite communications, teleconferencing, Internet access and video-conferencing services. The company also sells telecommunications equipment to the public through its retail stores.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Telefonos de Mexico S.A. (ADR), headquartered in Mexico City, Mexico, provides national and international long-distance and local telephone services to residential and commercial customers throughout Mexico. The company also participates in Guatemalan and U.S. markets.



Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics
____________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Wireless Communications
_______________________



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers



Page 11



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


  Equity Securities Selected for Energy Select Portfolio, Series 8 and
                       Energy Portfolio, Series 8

Both the Energy Select Portfolio, Series 8 and the Energy Portfolio, Series 8 contain common stocks of the following companies:


Natural Gas
___________



The Coastal Corporation, headquartered in Houston, Texas, through its subsidiaries, supplies natural gas; refines, markets and distributes petroleum and chemical products; explores and produces oil and natural gas; mines coal; and provides independent power production



Dynegy Inc., headquartered in Houston, Texas, through subsidiaries, markets natural gas, natural gas liquids, crude oil and electric power; and gathers, processes and transports natural gas through ownership and operation of natural gas processing plants, storage facilities and pipelines in North America and the United Kingdom.



El Paso Energy Corporation, headquartered in Houston, Texas, operates in the areas of interstate and intrastate transportation; the gathering and processing of natural gas; the marketing of natural gas, power and other commodities; and the operation of energy infrastructure facilities worldwide.



Enron Corp., headquartered in Houston, Texas, gathers, transports and markets natural gas at wholesale; explores for and produces natural gas and crude oil; produces, purchases, transports and markets natural gas liquids, crude oil and refined petroleum products; and develops, constructs and operates natural gas-fired power plants.



The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas; transports petroleum products; and provides telecommunications services. The company also provides a variety of other products and services to the energy industry and financial institutions.



Oil & Gas-Drilling
__________________



Global Marine Inc., headquartered in Houston, Texas, provides offshore drilling services on a day rate basis and offshore drilling management services on a turnkey basis.



Nabors Industries, Inc., headquartered in Houston, Texas, operates one of the largest land oil and gas drilling contract businesses in the world. The company also provides a number of ancillary well-site services and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.



Noble Drilling Corporation, headquartered in Houston, Texas, operates as a major drilling contractor with offshore operations in the United States, Africa, Canada, India, Mexico, the Middle East, the North Sea and South America.



Santa Fe International Corporation, headquartered in Dallas, Texas, conducts international offshore and land contract drilling. The company also provides drilling related services to the petroleum industry worldwide, including third-party rig operations, incentive drilling, drilling engineering and project management services.



Transocean Sedco Forex, Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world. The company also provides well engineering and planning, turnkey drilling and coiled tubing drilling.



Oil & Gas-Exploration & Production
__________________________________



Anadarko Petroleum Corporation, headquartered in Houston, Texas, explores, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.



Barrett Resources Corporation, headquartered in Denver, Colorado, explores for, develops and produces oil and gas, mostly in the Rocky Mountain region of Colorado, Utah and Wyoming. The company also operates in the mid-continent region of the United States and the Gulf of Mexico region of offshore Louisiana and Texas.



Burlington Resources Inc., headquartered in Houston, Texas, explores for, develops and produces oil and gas. The company's properties are primarily located in the United States, while its international operations are conducted in the North Sea, South America, the United Kingdom and Indonesia.



EOG Resources, Inc., headquartered in Houston, Texas, explores for, develops, produces and markets natural gas and crude oil. The company's

Page 12

operations are primarily in major producing basins in the United States, as well as in Canada, Trinidad and India and, to a lesser extent, selected other international areas.



Vintage Petroleum, Inc., headquartered in Tulsa, Oklahoma, acquires, explores and develops oil and gas reserves. The company also purchases, gathers and markets gas and oil in the United States, Argentina and Bolivia.



Oil-Field Services
__________________



BJ Services Company, headquartered in Houston, Texas, provides well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.



Baker Hughes Incorporated, headquartered in Houston, Texas, makes drilling products for the oil and gas industry; production products used in installing, cementing, and perforating the casing in the drilling hole; and process equipment, pumps and instrumentation.



Halliburton Company, headquartered in Dallas, Texas, through subsidiaries, provides services and products for the exploration, development and production segments of the petroleum industry. The company also provides engineering, construction, project management, facilities operation and maintenance, and environmental services for industrial and governmental customers.



Schlumberger Limited, headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its Omnes unit provides information technology and communications services to oil and gas concerns. The company also supplies test and technology services.



Tidewater Inc., headquartered in New Orleans, Louisiana, provides services and equipment to the offshore energy industry through the operation of one of the world's largest fleets of offshore service vessels.



Weatherford International, Inc., headquartered in Houston, Texas, provides marine drilling and workover services to the oil and gas industries. The company also makes, distributes and services oilfield equipment, drill pipes, premium tubulars and artificial lift products.



Oil-Integrated
______________



BP Amoco Plc (ADR), headquartered in London, England, produces, transports, refines and markets crude oil, natural gas and related products; and makes and markets petrochemicals and related products. The company also operates tankers for its own use and for third parties.



Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas; refines crude oil into finished petroleum products; transports and markets crude oil, natural gas and petroleum products; and makes chemicals for industrial uses.



Conoco Inc. (Class A), headquartered in Houston, Texas, explores for, produces and sells crude oil, natural gas and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The company operates worldwide.



ENI SpA (ADR), headquartered in Rome, Italy, through subsidiaries, explores for, develops and produces oil and natural gas; supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; produces and sells petrochemicals; and provides contracting and engineering oilfield services.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.



Texaco Inc., headquartered in White Plains, New York, explores for, produces, transports, refines and markets crude oil, natural gas liquids, natural gas and petroleum products. The company conducts its operations in the United States and throughout the world.



Total Fina Elf SA (ADR), headquartered in Paris, France, makes rubber-based products and specialty chemicals; explores for and produces crude oil and natural gas; and refines and markets petroleum products.



Oil-Refining & Marketing
________________________



Tosco Corporation, headquartered in Stamford, Connecticut, refines and markets petroleum products in the United States, primarily on the East and West Coasts. The company's refineries process crude oil, feedstocks and blendstocks into various petroleum products. The company also has related commercial activities throughout the United States and internationally.


   Equity Securities Selected for Financial Services Select Portfolio,
            Series 8 and Financial Services Portfolio, Series 8

Both the Financial Services Select Portfolio, Series 8 and the Financial Services Portfolio, Series 8 contain common stocks of the following companies:


Banks & Thrifts
_______________



Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in 22 states and the District of Columbia. The company also has offices in nearly 40 countries overseas.



The Chase Manhattan Corporation, headquartered in New York, New York, conducts domestic and international financial services business with operations in more than 50 countries and clients throughout the world.



Firstar Corporation, headquartered in Milwaukee, Wisconsin, is the holding company for Firstar Bank. The company offers banking, trust, investment, insurance and securities brokerage services. The company also operates a consumer finance company and an investment advisory firm.



Fleet Boston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



Northern Trust Corporation, headquartered in Chicago, Illinois, through subsidiaries, provides banking and trust services to corporate and institutional customers through offices in the United States and several foreign countries. The company also operates a securities brokerage firm and investment management services, and acts as a futures commission merchant.



State Street Corporation, headquartered in Boston, Massachusetts, through subsidiaries, provides banking, global custody, investment management, administration and securities processing services to both U.S. and non-U.S. customers.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States."



Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.



Financial Services
__________________



American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.



Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.



Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.



Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.



ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.



MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.



Providian Financial Corporation, headquartered in San Francisco,
California, provides consumer loans, deposit products and other banking services to consumers nationwide, including credit cards, revolving lines of credit, home loans, secured credit cards and fee-based services.



Insurance
_________



AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.



American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.



Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.



Nationwide Financial Services, Inc. (Class A), headquartered in
Columbus, Ohio, is the holding company for Nationwide Insurance
Enterprise. The company offers long-term savings and retirement products to retail and institutional customers throughout the United States. Products offered include variable and fixed annuities, life insurance, mutual funds and retirement products. The company also offers administrative services.



Investment Services
___________________



Ameritrade Holding Corporation (Class A), headquartered in Omaha,
Nebraska, through subsidiaries, operates as an online discount brokerage firm which provides brokerage services and clearing services to self-directed individual consumer investors and other financial institutions.



Donaldson, Lufkin & Jenrette, Inc., headquartered in New York, New York, an integrated investment and merchant bank, serves institutional, corporate, government and individual clients. The company provides securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, correspondent brokerage services and asset management throughout the world.



Eaton Vance Corp., headquartered in Boston, Massachusetts, through subsidiaries, creates, markets and manages mutual funds. The company also provides management and counseling services to individual and institutional clients.



The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, government and high net-worth individuals.




Knight Trading Group, Inc., headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc. and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).



Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.



Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.



Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advice services.



T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price family of no-load mutual funds, and other sponsored investment portfolios and institutional and individual private accounts. The company also provides certain administrative and shareholder services to the Price funds and other mutual funds.



The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.


Equity Securities Selected for Internet Select Portfolio, Series 11 and
                   Internet Portfolio, Series 11

Both the Internet Select Portfolio, Series 11 and the Internet
Portfolio, Series 11 contain common stocks of the following companies:


Access/Information Providers
____________________________



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Yahoo! Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."



Communications Equipment
________________________



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
________________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Gateway, Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Internet Software & Services
____________________________



Ariba, Inc., headquartered in Mountain View, California, provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, supplies, facilities and office equipment, and expense items.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Inktomi Corporation, headquartered in Foster City, California, develops and markets scalable Internet software. The company's products are designed to enhance the performance and intelligence of large scale networks and include search engine, shopping engine and traffic service network caching products.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the

Page 16

company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Phone.com, Inc., headquartered in Redwood City, California, provides software to deliver Internet-based services to mass-market wireless telephones. The company's product provides access to Internet services and intranet-based services, including news, stocks, e-mail, travel, weather, and sports to wireless subscribers.



RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Semiconductors
______________



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.


Equity Securities Selected for New e-conomy Select Portfolio, Series 3 and
                    New e-conomy Portfolio, Series 3

Both the New e-conomy Select Portfolio, Series 3 and the New e-conomy Portfolio, Series 3 contain common stocks of the following companies:


Bandwidth
_________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



e-Commerce
__________



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan

Page 17

offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.



e-Infrastructure
_________________



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Semiconductor
_____________



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Wireless
________



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


 Equity Securities Selected for Pharmaceutical Select Portfolio, Series
                 10 and Pharmaceutical Portfolio, Series 10

Both the Pharmaceutical Select Portfolio, Series 10 and the
Pharmaceutical Portfolio, Series 10 contain common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Andrx Corporation, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



AstraZeneca Group Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


Equity Securities Selected for Technology Select Portfolio, Series 13 and
                     Technology Portfolio, Series 13

Both the Technology Select Portfolio, Series 13 and the Technology Portfolio, Series 13 contain common stocks of the following companies:


Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



JDS Uniphase Corporation, headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Gateway, Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Computer Software & Services
____________________________



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.



Networking Products
____________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Semiconductor Equipment
_______________________



Applied Materials, Inc., headquartered in San Diego, California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Semiconductors
______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated

Page 21

development tools to the telecommunications, data communications and industrial applications markets.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 22


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 446, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 446, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 20, 2000.

                              FT 446

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   July 20, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated July 20, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-41380) and related Prospectus of FT 446.



                                               ERNST & YOUNG LLP


Chicago, Illinois
July 20, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 446 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-44655] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6